# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xos, Inc., CIK 0001819493
CUSIP: 98423B306
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Date of event which requires filing of this statement: 06/03/2026
Amends the filing with accession number 0001879464-26-000005
Filed by CIK 0001879464
Persons authorized to receive notices and communications: Emerald Green Trust, c/o Xos, Inc., 3550 Tyburn St., Los Angeles, California (CA), 90065, 818-316-1890

## Reporting persons
- Emerald Green Trust (CIK 0001879464): type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,161,229; sole dispositive power 0; shared dispositive power 1,161,229; aggregate amount beneficially owned 1,161,229 (8.5% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by Emerald Green Trust ("Emerald Green"), Sarah Bardo and Shane Semler (together with Ms. Bardo and Emerald Green, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of 1,161,229 shares of Common Stock held directly by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over the 1,161,229 shares of Common Stock held by Emerald Green.
  (3) [Line 13] Based on approximately 13,658,411 shares of Common Stock outstanding as of June 4, 2026, pro forma the offering described in the Company's Prospectus Supplement (to Prospectus dated June 8, 2023) filed June 5, 2026 (the "Xos Pro Supp").
- Sarah Bardo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,161,232; sole dispositive power 0; shared dispositive power 1,161,232; aggregate amount beneficially owned 1,161,232 (8.5% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of: (a) 1,161,229 shares of Common Stock held by Emerald Green; and (b) 3 shares of Common Stock held by Sarah Bardo's spouse. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over the 1,161,229 shares of Common Stock held by Emerald Green. Sarah Bardo may be deemed to share voting and dispositive power over shares of Common Stock held by her spouse.
  (3) [Line 13] Based on approximately 13,658,411 shares of Common Stock outstanding as of June 4, 2026, pro forma the offering described in the Xos Pro Supp.
- Shane Semler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,003; shared voting power 1,161,229; sole dispositive power 6,003; shared dispositive power 1,161,229; aggregate amount beneficially owned 1,167,232 (8.5% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 7, 9 & 11] Consists of 6,003 shares of Common Stock held directly by Shane Semler.
  (3) [Lines 8, 10 & 11] Consists of 1,161,229 shares of Common Stock held by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over shares of Common Stock held by Emerald Green.
  (4) [Line 13] Based on approximately 13,658,411 shares of Common Stock outstanding as of June 4, 2026, pro forma the offering described in the Xos Pro Supp.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Xos, Inc.
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed by Dakota Semler, Emerald Green Trust ("Emerald Green") and GenFleet LLC ("GenFleet") with the SEC on August 30, 2021 (as it may be amended and supplemented from time to time, the "Schedule 13D") with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Xos, Inc., a Delaware corporation (the "Issuer"). Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings previously defined in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this statement are Emerald Green, Sarah Bardo and Shane Semler (collectively referred to as the "Reporting Persons"). Sarah Bardo and Shane Semler are co-trustees of Emerald Green and are the only persons authorized to act on behalf of Emerald Green.
Residence or business address: The address of the principal place of business of each of the Reporting Persons are as follows: for Emerald Green, 32111 Mulholland Highway, Malibu, CA 90265; and, for each of Sarah Bardo and Shane Semler, c/o Emerald Green Trust, 32111 Mulholland Highway, Malibu, CA 90265.
Present principal occupation or employment: The principal business of each of the Reporting Persons is as follows: Emerald Green, Investments; Sarah Bardo, Manager of Token Time Games, LLC; Shane Semler, Manager of SKB Experiences, LLC d/b/a Malibu Wine Hikes, and President of Malibu Management Services No. 3, Inc. d/b/a Malibu Wines & Beer Garden.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sarah Bardo and Shane Semler are citizens of the United States, and Emerald Green is a Georgia trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference
Transactions in the class effected during the past sixty days: Except as follows, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less: (i) On June 3, 2026, Emerald Green sold 119,960 shares of Common Stock at a weighted average sales price of approximately $6.0562 per share; and (ii) on June 4, 2026, Emerald Green sold 280,040 shares of Common Stock at a weighted average sales price of approximately $5.2439 per share.

## Signatures
- Emerald Green Trust: /s/ Sarah Bardo, Sarah Bardo, Trustee (06/16/2026)
- Sarah Bardo: /s/ Sarah Bardo, Sarah Bardo (06/16/2026)
- Shane Semler: /s/ Shane Semler, Shane Semler (06/22/2026)